Filed by OpenPayd Global Holdings Limited

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Titan Acquisition Corp

Commission File No.: 001-42590

OpenPayd strengthens position in the U.S. market through the acquisition of 43 state licences

●	Secures extensive U.S. market access for global clients through the addition of 43 state Money Transmitter Licences (“MTLs”) under the OpenPayd umbrella through integration of MSB USA Inc.

●	Follows landmark quarter of growth across clients, payments volumes and revenue

●	Solidifies global client offering ahead of OpenPayd’s planned listing on the Nasdaq

London, 2 September 2026 – OpenPayd, a leading provider of financial infrastructure, has announced a significant expansion of its regulatory footprint into the United States, positioning the company for accelerated growth in the critical North American market.

The strategic expansion will see the integration of MSB USA Inc. (“MSB USA”), a U.S.-based, state-licensed money services business, into the OpenPayd group. This planned alignment, now finalised following regulatory approvals, will bring 43 state MTLs under the OpenPayd umbrella, providing a robust pathway for operations across a substantial portion of the U.S. market. This extensive licensing network offers increased geographic reach for OpenPayd’s global clients operating in or expanding into the U.S., providing a scalable foundation for growth.

OpenPayd’s U.S. licence expansion follows the recently announced authorisation under the E.U.’s Markets in Crypto-Assets framework, granted by the Malta Financial Services Authority.

Dr. Ozan Ozerk, Founder of OpenPayd, said: “Every era of finance has been defined by its infrastructure: correspondent banking wired together the twentieth-century economy; programmable money will power the twenty-first. The U.S. is at the forefront of this evolution, and with regulated foundations now spanning the U.S., U.K. and Europe – across both fiat and digital assets – OpenPayd has something few providers can claim: regulated infrastructure spanning both fiat and digital assets, on both sides of the Atlantic.”

OpenPayd’s strong business momentum

OpenPayd’s regulatory expansion comes amid strong, sustained organic growth. As of 31 July 2026, Annual Recurring Revenue (“ARR”) exceeded $96 million and annualized transaction volume surpassed $300 billion. OpenPayd is profitable, has taken no external capital, and serves more than 1,200 clients globally, including Kraken, eToro, OKX and B2C2.

The milestones come as OpenPayd prepares to join the U.S. public markets. In June 2026, OpenPayd and Titan Acquisition Corp. (Nasdaq: TACH) (“Titan”) announced a definitive business combination agreement under which OpenPayd is expected to become a publicly listed company on Nasdaq under the ticker symbol “OP”, in a transaction valuing the company at an equity value up to $1.145 billion on a pro-forma basis. OpenPayd’s combination with Titan is expected to close in the fourth quarter of 2026, subject to customary closing conditions, including approval by Titan’s shareholders.

Iana Dimitrova, CEO at OpenPayd, said: “This entry to the U.S. market is a transformative next step for OpenPayd which builds on our multi-year growth. Our clients are increasingly global, and their demand for seamless, compliant payment infrastructure in key markets like the U.S. has driven this strategic move. By building out our regulatory presence in the U.S., we’re not just expanding geographically but deepening our commitment to providing secure, reliable and compliant infrastructure that powers the growth of the digital economy for businesses worldwide.”

The licensed business, MSB USA, was founded by Dr. Ozan Ozerk and will continue to operate under its experienced leadership team. Bringing these licences under the OpenPayd group reflects a long-term strategic alignment, ensuring continuity, regulatory clarity and operational focus as OpenPayd prepares for its U.S. market entry. MSB USA will continue to deliver its established services while preparing for full integration into the OpenPayd platform.

-ENDS-

About OpenPayd

OpenPayd is building the universal financial infrastructure for the digital economy. Founded in 2018 by Dr. Ozan Ozerk, its rails-agnostic platform enables businesses to move and manage money globally – across fiat and digital assets – through a single, powerful API.

OpenPayd provides embedded accounts, FX, domestic and international payments, Open Banking, and stablecoin on/off ramps – delivering interoperability between traditional finance and digital assets. With one of the most comprehensive banking networks in the market, OpenPayd enables real-time money movement, everywhere.

Trusted by global brands including eToro, Kraken, OKX, and B2C2, OpenPayd processes more than $300 billion in annual volumes for over 1200 businesses. It is the infrastructure layer powering the next generation of financial services.

For more information, visit www.openpayd.com.

About MSB USA Inc.

MSB USA is a U.S.-based, state-licenced Money Services Business focused on helping businesses access seamless USD account and cross-border payment solutions. Through its regulated payment infrastructure and network of third-party financial institutions and payment providers, MSB USA facilitates domestic and international money transmission, payment processing, settlement support and access to USD payment capabilities, including ACH, Fedwire and SWIFT.

Operating in accordance with applicable federal and state laws, MSB USA helps reduce the complexity of moving and managing funds across jurisdictions. MSB USA does not operate as a bank, accept deposits, issue bank accounts or provide banking services. Service availability varies by jurisdiction and is subject to regulatory approvals, contractual arrangements and customer due diligence.

For more information, visit https://msb.us.

Media contact

OpenPayd@bursonglobal.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding expectations of OpenPayd or Titan concerning the outlook for their business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets, as well as any information concerning possible, assumed, estimated or expected future operations and future financial performance of OpenPayd. Forward-looking statements also include statements regarding the expected benefits of the proposed transaction. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of management of Titan, OpenPayd and Titan Acquisition Sponsor Holdco LLC (the “Sponsor”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Titan, OpenPayd and the Sponsor.

You should carefully consider the risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Titan’s final prospectus relating to its initial public offering dated April 8, 2025, its subsequent filings with the SEC and in the definitive proxy statement to be delivered to Titan’s shareholders and related registration statement on Form F-4, including those set forth under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Titan or OpenPayd. These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could materially and adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of shareholders is not obtained; failure to realize the anticipated benefits of the proposed transaction; risks relating to the uncertainty of the projected financial information with respect to OpenPayd; any downturn or volatility in economic conditions, including inflation; risks related to the rollout of OpenPayd’s business and the timing of expected business milestones, and to relationships with customers; the effects of competition on OpenPayd’s future business; risks related to OpenPayd’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against it; disruption of OpenPayd’s relationships with its customers, business partners and others resulting from the announcement of the proposed transaction; the amount of redemption requests made by Titan’s public shareholders; the ability of Titan or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future. If any of these risks materialize or OpenPayd’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

There may be additional risks that neither Titan nor OpenPayd presently know or that they currently believe are immaterial that could also cause actual results to differ, potentially materially, from those contained in or implied by the forward-looking statements. In addition, forward-looking statements reflect Titan’s and OpenPayd’s expectations, plans or forecasts of future events and views as of the date of this press release. While Titan or OpenPayd may elect to update these forward-looking statements at some point in the future, Titan and OpenPayd specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Titan’s or OpenPayd’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Annual Recurring Revenue

This press release discusses ARR, which is a key performance measure used by management to monitor the growth and trajectory of OpenPayd’s business. OpenPayd defines ARR as the unaudited revenue recognized in the most recently completed calendar month, multiplied by twelve. ARR assumes that customer count, transaction volumes, pricing and interest rates remain consistent with those of the applicable month and does not include any growth rate assumptions. ARR figures presented in this press release have been derived from the month ended July 31, 2026. ARR includes all revenue recognized in the applicable month, comprising transaction fees, recurring subscription fees and minimums, foreign exchange margin, interest earned on client balances, operational fees and setup fees. ARR is therefore not limited to revenue that is contractually recurring in nature, and a substantial portion of the revenue included in ARR is variable and dependent on customer activity and transaction volumes in the applicable month. ARR is presented as a supplemental operational metric and is not a measure of financial performance prepared in accordance with IFRS. ARR should be viewed independently of, and not as a substitute for or combined with, revenue, deferred revenue or any other measure presented in OpenPayd’s financial statements. ARR does not represent OpenPayd’s revenue under IFRS on an annualized basis and is not a forecast of future revenue, which can be impacted by, among other things, contract start and end dates, customer renewal rates, transaction volumes, foreign exchange and other factors. Investors should not place undue reliance on ARR as an indicator of OpenPayd’s future or expected results. ARR does not have a standardized meaning and is therefore unlikely to be comparable to similarly titled measures presented by other companies. There is no IFRS measure that is directly comparable to ARR, and accordingly OpenPayd has not reconciled ARR in this press release to any IFRS financial measure.

Additional Information and Where to Find It

This press release contains information related to the proposed transaction. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, a registration statement on Form F-4 has been filed with the Securities and Exchange Commission (“SEC”), which includes a proxy statement of Titan and a prospectus of OpenPayd, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus will also be sent to Titan’s shareholders, seeking any required shareholder approval. Before making any voting or investment decision, investors and security holders of Titan and potential investors in the post-business combination combined company are urged to carefully read the entire registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. Investors and security holders are able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by OpenPayd and/or Titan through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Titan may be obtained free of charge from Titan’s website at https://www.titan-spac.com/investor-information or by written request to Titan at Titan Acquisition Corp., c/o Winston Taylor LLP, 800 Capitol St. STE 2400, Houston, Texas 77002.

Participants in the Solicitation

Titan, OpenPayd and their respective directors, managers and officers may be deemed participants in the solicitation of proxies of shareholders in connection with the proposed transaction. Titan shareholders and other interested persons may obtain more detailed information regarding the directors, managers and officers of Titan in Titan’s filings with the SEC, which may be obtained, without charge, on the website maintained by the SEC at www.sec.gov. Additional information will be available in the definitive proxy statement included in the registration statement when it becomes available.

No Offer or Solicitation

This press release relates to the proposed transaction and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.